EXHIBIT 9.(d) - Opinion of McNair Law
Firm, P.A., dated December 21, 1999

                       [McNair Law Firm, P.A. Stationary]

                                December 21, 1999

Sea Pines Associates, Inc.
32 Greenwood Drive
Hilton Head, South Carolina 25202

Sea Pines Associates Trust I
c/o Sea Pines Company
32 Greenwood Drive
Hilton Head, South Carolina 29928

Ladies and Gentlemen:

          As special tax counsel to Sea Pines Associates, Inc. (the "Company") and Sea Pines Associates Trust I (the "Trust") in connection with the proposed offer to exchange shares of common stock of the Company (the "Common Stock") or 9.5% Trust Preferred Securities of the Trust (liquidation amount of $7.60 per security) (the "Trust Preferred Securities") (the Common Stock and Trust Preferred Securities are the "Securities") for shares of Series A Cumulative Preferred Stock of the Company, and assuming the operative documents for the Securities described in the Exchange Offer Prospectus dated as of December 21, 1999 (the "Prospectus"), will be performed in accordance with the terms described therein, we hereby confirm to you our opinion as set forth under the heading "Certain Federal Income Tax Considerations" in the Prospectus, subject to the limitations set forth therein.

          We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Schedule 13E-4 and the reference to us under the headings "Certain Federal Income Tax Considerations" in the Prospectus.

                                                     Very truly yours,

                                                     McNAIR LAW FIRM, P.A.


                                                     By:     s/Joseph D. Walker
                                                              Joseph D. Walker